BROOKSTONE

August 17, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Brookstone, Inc. Preliminary Proxy Statement and Form of Proxy

Ladies and Gentlemen:

Brookstone, Inc., a Delaware corporation (the “Company”), hereby files via EDGAR, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary copy of a proxy statement in connection with the annual stockholders meeting of the Company relating to the proposed merger between the Company and Brookstone Acquisition Corp., a wholly owned subsidiary of Brookstone Holdings Corp., together with the related letter to stockholders from the Company’s Chairman of the Board and a preliminary form of proxy. For your convenience, we are sending, by overnight courier, five courtesy copies of the enclosed materials.

Pursuant to Rule 0-11(a) of the Exchange Act, the Company previously paid the fee required to be paid with the enclosed materials of $52,291.96 on May 25, 2005.

The Company hereby provides notice pursuant to Rule 14a-6(d) under the Exchange Act that the Company intends to release the enclosed materials in definitive form to its stockholders on August 19, 2005 and we would appreciate any assistance to the Staff may be able to provide to facilitate such release prior to that date.

A copy of this letter, together with the enclosed materials, is being delivered to The Nasdaq Stock Market, Inc.

If you have any questions or comments regarding the enclosed, please call David Walek (617-951-7388) or Jason Cole (617-951-7419) of Ropes & Gray LLP or the undersigned (603-577-8185). Please send copies of any communications regarding the enclosed to David Walek and Jason Cole of Ropes & Gray LLP at One International Place, Boston, MA 02110 (facsimile 617-951-7050) and to the undersigned.

Very truly yours,

/s/ Daniel J. Burke

Name: Daniel J. Burke, Esq.

Title: General Counsel

cc: The Nasdaq Stock Market, Inc.